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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)(1)

                         GENZYME TRANSGENICS CORPORATION
                         -------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                   37246E 10 5
                       -----------------------------------
                                 (CUSIP Number)

DAVID J. MCLACHLAN                                          MAUREEN P. MANNING
GENZYME CORPORATION                                         PALMER & DODGE LLP
ONE KENDALL SQUARE                                          ONE BEACON STREET
CAMBRIDGE, MA 02139                                         BOSTON, MA 02108
(617) 252-7500                                              (617) 573-0100
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               DECEMBER 28, 1998
                 ----------------------------------------------
            (Date of Event which Requires Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

       Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 7 pages)
       ------------------
       (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


------------------------                     -----------------------------------
CUSIP NO.    37246E 10 5                     Page 2 of 7 pages
         ---------------
------------------------                     -----------------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            GENZYME CORPORATION

            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP           (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
    3       SEC USE ONLY
--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            MASSACHUSETTS
--------------------------------------------------------------------------------
         NUMBER OF SHARES              7     SOLE VOTING POWER
        BENEFICIALLY OWNED                   7,669,365
         BY EACH REPORTING
            PERSON WITH
                                    --------------------------------------------
                                       8     SHARED VOTING POWER
                                    --------------------------------------------
                                       9     SOLE DISPOSITIVE POWER
                                             7,669,365
                                    --------------------------------------------
                                      10     SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            7,669,365
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
            41.3%
--------------------------------------------------------------------------------
    14      TYPE OR REPORT PERSON*
            CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------------------------------------------------------------------

                                                               Page 3 of 7 pages

         This Amendment No. 5 amends and supplements the Statement on Schedule 13D initially filed by Genzyme Corporation, a Massachusetts corporation ("Genzyme"), with the Securities and Exchange Commission (the "Commission") on July 19, 1993 and the statement on Schedule 13G filed with the Commission on October 6, 1994, each as thereafter amended by Amendment No. 1 on Schedule 13D filed with the Commission on February 21, 1995, Amendment No. 2 on Schedule 13D filed with the Commission on June 21, 1995 and Amendment No. 3 on Schedule 13D filed with the Commission on August 2, 1995, all as amended and restated by Amendment No. 4 on Schedule 13D filed with the Commission on August 9, 1996 (as so amended and restated, the "Schedule 13D").

         Except as set forth below, there are no changes in the information set forth in the Schedule 13D. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the Schedule 13D.

         The purpose of this Amendment No. 5 is to report the acquisition by Genzyme of a warrant to purchase shares of Common Stock, $0.01 par value, of Genzyme Transgenics Corporation.

ITEM 1.       SECURITY AND ISSUER.

         Item 1 is amended by replacing such item in its entirety with the following text:

         This statement relates to the Common Stock, $0.01 par value ("Common Stock"), of Genzyme Transgenics Corporation (the "Issuer"). The principal executive offices of the Issuer are located at Five Mountain Road, Framingham, Massachusetts 01701.

ITEM 2.       IDENTITY AND BACKGROUND

         Item 2 is amended by replacing in its entirety the information regarding the directors and executive officers of Genzyme that is set forth in
Exhibit 1 to the Schedule 13D and incorporated in such item by reference with the information set forth in Exhibit 1 to this Amendment No. 5 to Schedule 13D and incorporated herein by reference.

ITEM 4.       PURPOSE OF TRANSACTION.

         Item 4 is amended by inserting the following paragraph at the end of such item:

         On December 28, 1998, Genzyme acquired a warrant to purchase up to 288,000 shares of the Issuer's Common Stock in exchange for its guaranty of the Issuer's obligations under a $24.6 million credit agreement with a commercial bank. The warrant has an exercise price of $4.875 and expires on December 28, 2008. The warrant became immediately exercisable upon date of issuance for 96,000 shares of Common Stock and shall become exercisable on the first and second anniversaries of the date of issuance as to such additional number of shares of Common Stock equal to the product obtained by multiplying: (i) 96,000 by (ii) a fraction, the numerator of which shall be the sum of the amount outstanding plus the amount available for borrowing but not outstanding on such anniversary date under the aforementioned credit agreement and the denominator of which shall be $24,600,000. Notwithstanding the foregoing, all unvested portions of the warrant shall become exercisable immediately upon payment by Genzyme to the bank of any amounts due under its guaranty.

                                                               Page 4 of 7 pages

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended by replacing such item in its entirety with the following text:

         As a result of the transactions described in Item 4, Genzyme beneficially owns 7,669,365 shares of the Issuer's Common Stock (including an aggregate of 241,000 shares currently issuable upon exercise of the two warrants described in Item 4), representing 41.3% of the outstanding shares of Common Stock of the Issuer based on 18,343,601 shares outstanding as of December 31, 1998. Pursuant to a resolution adopted by Genzyme's Board of Directors on March 6, 1998, each of the President, the Executive Vice President, Finance and the Executive Vice President and Chief Legal Officer of Genzyme is authorized to vote all shares of the Issuer's Common Stock owned by Genzyme.

         The following table and footnotes set forth certain information regarding the beneficial ownership of the Issuer's Common Stock by directors and executive officers of Genzyme as of December 31, 1998:

                                          Shares of Common Stock
                                             Beneficially Owned (1)
                                             ---------------------
Beneficial Owner                           Shares            Percent
----------------                           ------            -------

Henri A. Termeer...................    7,694,865(2)           41.3%
David J. McLachlan.................    7,670,565(3)           41.3
Peter Wirth........................    7,669,765(4)           41.3
Henry E. Blair.....................       13,000(5)            *
Alan E. Smith......................       12,000(6)            *
John M. McPherson..................        6,000(6)            *
Evan M. Lebson.....................        1,200(6)            *
Earl M. Collier, Jr................        1,000(6)            *
G. Jan van Heek....................          900(7)            *
--------------------
* Indicates less than 1%.

    (1) Each stockholder has sole voting and investment power with respect to the shares listed in the table, except that Messrs. Termeer, McLachlan and Wirth have authority to vote the shares of the Issuer's Common Stock owned by Genzyme.

    (2) Includes (i) 16,000 shares subject to stock options currently exercisable or exercisable within the 60-day period following December 31, 1998 and (ii) 7,669,365 shares owned by Genzyme, as to which Mr. Termeer disclaims beneficial ownership.

    (3) Includes (i) 1,200 shares subject to stock options currently exercisable or exercisable within the 60-day period following December 31, 1998 and (ii) 7,669,365 shares owned by Genzyme, as to which Mr. McLachlan disclaims beneficial ownership.

    (4) Includes (i) 400 shares subject to stock options currently exercisable or exercisable within the 60-day period following December 31, 1998 and (ii) 7,669,365 shares owned by Genzyme, as to which Mr. Wirth disclaims beneficial ownership.

    (5) Includes 12,000 shares subject to stock options currently exercisable or exercisable within the 60-day period following December 31, 1998.

                                                               Page 5 of 7 pages

    (6) Represents shares subject to stock options currently exercisable or exercisable within the 60-day period following December 31, 1998.

    (7) Includes 400 shares subject to stock options currently exercisable or exercisable within the 60-day period following December 31, 1998.

         Other than the pursuant to the transactions described in Item 4, neither Genzyme nor any director or executive officer of Genzyme has acquired or disposed of any shares of Common Stock of the Issuer during the past 60 days.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is amended by inserting the following text into such item:

         Exhibit 1:        Directors and Executive Officers of Genzyme.

         Exhibit 5:        Warrant to purchase Common Stock, dated December 28,
                           1998.

                                                               Page 6 of 7 pages

                                   SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 23, 1999                    GENZYME CORPORATION



                                            By:       /s/ David J. McLachlan
                                               ---------------------------------
                                                      David J. McLachlan
                                                      Executive Vice President,
                                                      Finance and
                                                      Chief Financial Officer

                                                               Page 7 of 7 pages

                                 EXHIBIT INDEX



Exhibit 1:        Directors and Executive Officers of Genzyme.

Exhibit 5:        Warrant to purchase Common Stock, dated December 28, 1998.